Exhibit 99.1

Jaguar Mining Inc.
Annual Meeting of Shareholders
June 29, 2012

REPORT OF VOTING RESULTS

Matters Voted Upon

Business		Outcome of Vote

1.
The election of the following six directors of the Corporation to hold office until the next Annual Meeting of Shareholders or until their successors are appointed, subject to the provisions of the Corporation’s by-laws.

	a) John Andrews	For:	34.09%
		Withheld:	65.91%

	b) Andrew C. Burns	For:	69.44%
		Withheld:	30.56%

	c) Gilmour Clausen	For:	23.38%
		Withheld:	76.62%

	d) Richard Falconer	For:	82.43%
		Withheld:	17.57%

	e) Gary E. German	For:	32.69%
		Withheld:	67.31%

	f) Anthony F. Griffiths	For:	69.77%
		Withheld:	30.23%

2.	The reappointment of KPMG as auditors and authorization of the directors to fix the remuneration of the auditors	For:	89.20%
		Withheld:	10.80%

Principal Executive Office: Rua Levindo Lopes, 323 – CEP 30140 Belo Horizonte – MG – Brazil • info@jaguarmining.com • www.jaguarmining.com
Administrative Office: 122 North Main Street, 2nd Floor • Concord, NH  03301 – USA • Phone: (603) 410-4888 • Fax: (603) 224-6143